Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Big Derby Distilling Company
1250 Alaskan Way
Seattle , WA 98101
https://copperworksdistilling.com/

Up to $4,999,999.86 in Non-Voting Common Stock at $0.53
Minimum Target Amount: $9,999.51

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Big Derby Distilling Company
Address: 1250 Alaskan Way , Seattle , WA 98101
State of Incorporation: WA
Date Incorporated: January 13, 2011

Terms:

Equity

Offering Minimum: $9,999.51 | 18,867 shares of Non-Voting Common Stock
Offering Maximum: $4,999,999.86 | 9,433,962 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.53
Minimum Investment Amount (per investor): $249.10

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Bonuses

First Week:

15% Bonus Shares

Second Week

10% Bonus Shares

Next Two Weeks

5% Bonus

Incentive-Based Perks

$250

Invitation to quarterly phone call and annual meeting.

$2,200

Lifetime 10% discount on all purchases from Copperworks, not including taxes and shipping fees + Each item from the previous perk tier.

$5,000

Lifetime of tastings for you and up to 3 guests of our core line of spirits in our tasting

room + Each item from previous perk tiers.

$10,000

One week early access to all special releases. Invitation to join our team for a single taste panel session (virtually or in-person) + Each item from previous perk tiers.

$25,000

Spend a day with our distillers, including lunch (or dinner) with one of the leadership team + Each item from previous perk tiers.

$50,000

Help select a single cask of whiskey to be bottled and sold to the public + Each item from previous perk tiers.

$100,000

Receive an invitation to join our board of advisors + Each item from previous perk tiers.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Copperworks Distilling Co. ("Copperworks" or the "Company") produces American Single Malt Whiskey, Gin, and vodka all from a base of malted barley. We sell our spirits through our tasting room and retail store on the downtown Seattle Waterfront, through distribution in bars, restaurants, grocery stores, and liquor stores throughout Washington, and with targeted distribution in Las Vegas, Canada, and Australia.

Copperworks is nationally recognized as a craft spirits industry leader and as one of the top producers of American Single Malt Whiskey, as indicated by the company being named "Distillery of the Year" in 2018 by the American Distilling Institute. Our sales history and enthusiastic customer response have proven that our products are exceptional and desirable, and we now plan to scale production and offer additional customer experience opportunities to meet unfilled demand and supply markets outside our home state.

Big Derby Distilling Company dba Copperworks Distilling Co. was initially organized as Derby Distilling Company, a Washington corporation on January 13, 2011 and formally changed its name to Big Derby Distilling Company on November 2, 2011.

Competitors and Industry

Imported and domestically produced spirits, as well as beer, wine, and other alcoholic beverages, are all in competition for the market of beverage alcohol. In Washington

State, there are over 100 distilleries, and nationally there are over 2,000. But, we believe only a handful of distilleries produce as much or more American Single Malt Whiskey as Copperworks. The only ones we believe are in that category are: 10th Street Distillery, Balcones Distilling, Clear Creek Distillery, Santa Fe Spirits, Stranahan's, Virginia Distilling, Westland, and Westward.

In the Washington State market, based on our knowledge, we believe only Westland Distillery is producing quantities of American Single Malt Whiskey greater than Copperworks Distilling.

Numerous bars and restaurants in the Seattle area closed during COVID-19. We believe there is only one other distillery (Batch 206) in the Seattle market that offers a full dining experience, and in the downtown location, two quality cocktail bars closed nearby (Lecosho and Heartwood Provisions), giving us a very strong market in that area. In Kenmore, there are no distilleries, and only two breweries offering food.

In both Seattle and Kenmore, event rental space is at a premium, especially in the 75-200 person range. Virtually no event spaces exist downtown of the size we have planned and we are not aware of any in Kenmore of the size we have planned, though the demand in both locations is high."

Current Stage and Roadmap

Big Derby Distilling Co, DBA Copperworks Distilling Co. was incorporated in the State of Washington in January 2011.

Since then we have:

-- More than seven years of successful operation with increased annual revenues.
2013 - $44,565.45 (Partial Year - Began Sales in September)
2014 - $268,730.90
2015 - $353,748.74
2016 - $527,640.39
2017 - $726,201.43
2018 - $857,229.56
2019 - $895,182.31
2020 - $1,026,360.37

-- Seasoned industry professionals direct the company. Experienced, trained staff and high-capacity equipment allow quick growth.

-- Stunning showpiece distillery and tasting room in a highly visible waterfront location with an estimated 30,000 visitors per year.

-- Thorough distribution throughout Washington. New markets open in Las Vegas, Canada, and Australia.

Plans for the next 5 years include:

1) Open a barrel storage warehouse, pub, and event center on a highly trafficked recreation and commuting trail in Kenmore, Washington.

2) Open visitors center, cocktail bar, and restaurant directly next door to existing downtown distillery location to take advantage of the increased tourist crowd and event space demand.

3) Build a wash production facility allowing whiskey production to grow 10X, from producing 120 whiskey barrels per year to approximately 1,200 per year.

The Team

Officers and Directors

Name: Jason Parker

Jason Parker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January 29, 2011 - Present
  Responsibilities: Company leadership. Jason Parker has an annual salary of $0 and equity compensation of 0 shares per annum.

- **Position:** Secretary
  Dates of Service: January 29, 2011 - Present
  Responsibilities: Manage all board and committee meeting logistics.

Name: Micah Nutt

Micah Nutt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: November 02, 2011 - Present
  Responsibilities: Leadership and back-up to President. Micah Nutt has an annual salary of $0 and equity compensation of 0 shares per annum. Micah is not currently working for Copperworks in a day-to-day operational capacity.

Name: Jeffrey Kanof

Jeffrey Kanof's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President

Dates of Service: February 24, 2019 - Present
Responsibilities: Leadership. Back-up to President. Jeffrey Kanof has an annual salary of $94,000 and equity compensation of 0 shares per year.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
In addition to the restrictions on transfer set forth in the Company's Shareholder Agreement, any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring

the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $4,999,999.86 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are

unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Micah

Micah Nutt is now a non-working officer. As such, it is likely that the company will not make the same progress as it would if he were working part or full time.

Small Business

Our future success depends on the efforts and relationships of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Industry/Whiskey

The current distilled spirits market growth could slow or stop in the future which may adversely effect the company.

Reduction of Tourism

A portion of our future success depends on the tourism on the Seattle waterfront. Construction projects, pandemics, natural disaster, and other factors may reduce the level of tourism based traffic and therefore have an adverse effect on the company.

Distribution

The spirits industry has seen a large amount of consolidation in the companies that handle distribution. As a result of the three-tier regulatory system we are substantively reliant on distribution companies. Such consolidation my make it difficult to expand distribution and lack of expanded distribution may have an adverse effect on the company.

Supplier

A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely effect the company.

Political

The political climate could change such that it is more challenging to sell our products in various markets and/or obtain the materials needed to create our products. For example, increased or extended tariffs and/or embargos with certain countries would adversely effect the company.

Natural Disaster

An earthquake or other disaster could occur that would destroy our stocks of aging spirits and/or our entire facility. While we are insured for such occurrence, it may adversely effect the company.

Dilution
Each investor's stake in us could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or other types of investments).

Lack of Profit
We have not yet been profitable, and believe we will continue to incur net losses in future years due to expansion and growth. We may require additional capital in the future, which we may not be able to obtain on acceptable terms, or at all. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth, severely limit our operations, or cause us to curtail or terminate our operations.

Prohibition
The U.S. Government could enact legislation prohibiting the production, sales and consumption of alcohol, which would be detrimental to our business.

Competition
The distilled spirits industry is fiercely competitive. The company will face competition from other craft distillers as well as mass market distilleries and conglomerates with much larger marketing budgets.

COGS
Cost of ingredients and raw materials may fluctuate. Increased costs for packaging materials and ingredients could negatively impact our margins, cash flow, financial projections, and reduce our overall revenues.

Regulatory
Aspects of our business and our products are regulated at the local, state, and federal levels. The nature and scope of future legislation and regulations cannot be predicted. While we anticipate that the company and our products will be in compliance with all applicable laws, rules, and regulations, there still may be risks and costs that such laws, rules, and regulations may change with respect to present or future operations. Such changes and additional costs may increase the cost of investments and operations and may decrease the demand for products and services.

Past Performance/Future Results
Although we have been in operations for over 8 years and have had revenue growth every year, past performance is not a guarantee of future results.

Covid-19 Risk Factor
Our results of operations may be negatively impacted by the coronavirus outbreak. In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020. The impacts of the outbreak are unknown and rapidly evolving. We either currently rely or could in

the future rely on third-party suppliers and manufacturers in China or other countries impacted by COVID-19. This outbreak has resulted in the extended shutdown of certain businesses in China and otherwise, which may in turn result in disruptions or delays to our supply chain or supply chains of parties we contract with. Any disruption of our suppliers and their contract manufacturers will likely impact our sales and operating results. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our products. In addition, Washington State and the area in and around Seattle have responded with local lockdowns which have, and could in the future continue to, negatively impact our business or the businesses of third parties we contract with.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Micah Nutt	8,474,547	Common Stock	42.1
Jason Parker (2,000,000 shares); Big Derby Distilling Company 401(k) Plan fbo Jason Parker (6,474,547 shares)	8,474,547	Common Stock	42.1

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 9,433,962 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 37,000,000 with a total of 20,128,339 outstanding.

Voting Rights

1 vote per share. Each holder of Voting Common Stock shall have the right to one (1) vote per share of Voting Common Stock held by such holder.

Material Rights

The Corporation and the Voting Common Shareholders were party to a certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "Voting Common Stock") owned by such Voting Common Shareholders (the "Original Shareholder Agreement").

Please see the Company's Original Shareholder Agreement attached as Exhibit F.

Non-Voting Common Stock

The amount of security authorized is 13,000,000 with a total of 1,992,258 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

First Amended Shareholder Agreement

On or about January 31, 2020, certain Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "Non-Voting Common Stock") pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders, which Non-Voting Common Stock was purchased as part of the Corporation's Wefunder Regulation Crowdfunding financing (the "Wefunder Financing"). In connection with the Wefunder Financing, the Corporation and the Voting Common Shareholders amended and restated the Original Shareholder Agreement on the terms set forth in that certain First Amended and Restated Shareholder Agreement, dated as of January 31, 2020 (the "First Amended Shareholder Agreement").

Please see the Company's First Amended Shareholder Agreement attached as Exhibit F.

Second Amended and Restated Shareholder Agreement

This Second Amended and Restated Shareholder Agreement (this " Shareholder Agreement"), by and among the holders of Voting Common Stock, the holders of Non-Voting Common Stock and collectively with the Voting Common Shareholders, the "Shareholders"), and Big Derby Distilling Company, a Washington corporation (the "Corporation").

1. The undersigned acknowledges that the Securities will be subject to restrictions on transfer in this document and as set forth in the Company's Second Amended and Restated Shareholder Agreement (the "Shareholder Agreement"), a copy of which is attached hereto as Exhibit F, which Shareholder Agreement sets forth certain rights and restrictions related to ownership of the Securities, including, without limitation, restrictions on the sale and transfer of the Securities.

2. If the undersigned is an individual, then the undersigned resides in the state identified in the address of the undersigned set forth on the signature page hereto; if the undersigned is a partnership, corporation, limited liability company or other entity, then the office or offices of the undersigned in which its principal place of business is identified in the address or addresses of the undersigned set forth on the signature page hereto. In the event that the undersigned is not a resident of the United States, the undersigned hereby agrees to make such additional representations and warranties relating to the undersigned's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of the Securities.

3. HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may

have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

4. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding and in compliance with the terms set forth in the Shareholders Agreement.

5. At the time of the Closing, the Company shall have received executed signature pages from the undersigned (and the undersigned's spouse, if applicable) to the Shareholder Agreement.

6. Non-Voting Securities; Limited Power of Attorney. The undersigned acknowledges that the Securities being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Securities. The undersigned, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the Company, or any other designee of the Company, as its true and lawful attorney-in-fact in the undersigned's name, place and stead, with full power of substitution, to: (a) take such actions as are permitted in this Subscription Agreement, the Company's Articles of Incorporation, the Shareholder Agreement, or otherwise with respect to the Securities, including, without limitation, executing on behalf of the undersigned all documents related to or in furtherance of any of the actions contemplated thereunder; and (b) carry out the intent of this Subscription Agreement. The undersigned hereby acknowledges that the limited power-of-attorney is coupled with an interest and is irrevocable.

7. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by Section 12(g) thereof, or that the Company is otherwise subject to registration under the Exchange Act, the Company shall have the option to repurchase the Securities from the undersigned for the greater of (a) the Purchase Price; and (b) the fair market value of the Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined

below) of the Securities the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Securities by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this section, the following terms shall have the meanings set forth below:

"Change of Control" means (a) a transaction or series of related transactions in which any, person" or "group" (within the meaning of Section 13(d) and 14(d) of the Exchange Act), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company; (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (a) a voluntary termination of operations; (b) a general assignment for the benefit of the Company's creditors; or (c) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares at a fixed pre-money valuation.

"Financing Price" means the price per share or conversion price of a class of share issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or

Regulation A+ offering of securities of the Company under the Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

Please also see the Shareholder Agreement attached as Exhibit F. An additional signature for the Shareholder Agreement is required and provided in the subscription agreement.

What it means to be a minority holder

As a minority holder of shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest

any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $776,980.62
  Number of Securities Sold: 1,992,258
  Use of proceeds: Operations and production
  Date: April 29, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $105,938.35
  Number of Securities Sold: 2,118,767
  Use of proceeds: Operations
  Date: February 25, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following circumstances have led to the performance of our financial statements:

More than seven years of successful operation with increased annual revenues. We had our best year ever in 2019 and were on track to have even greater beverage-related revenues in 2020 until COVID-19 closed our tasting room and most of our bar and restaurant customers.

2013 - $44,565.45 (Partial Year - Began Sales in September)

2014 - $268,730.90

2015 - $353,748.74

2016 - $527,640.39

2017 - $726,201.43

2018 - $857,229.56

2019 - $895,182.31

2020 - $1,026,360.37

A seasoned industry professional directs the company. Experienced, trained staff and high-capacity equipment allow quick growth.

Stunning showpiece distillery and tasting room in highly visible waterfront location attracting an estimated 30,000 visitors to the distillery in 2019.

Located in a tourist district with an estimated 6.9 million visitors to the Seattle waterfront in 2017, possibly surpassing 20 million by 2024.

Internationally recognized products: Copperworks whiskeys and gins have won double-gold medals and scored 94-96 points in competitions.

Historical results and cash flows:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $1,026,360, up approximately 15% compared to fiscal year 2019 revenue of $895,182.

Though revenue was up by fifteen percent over the previous year, 49 percent of that revenue ($499,887.84) was from the sale of hand sanitizer, not beverage alcohol. With our tasting room and retail store closed, and almost every one of our bar and restaurant customers closed, revenues from beverage alcohol were down to 59 percent ($526,472.53) of the Company's 2019 revenue of $895,182.31. As the pandemic resides, we see bars and restaurants ordering our products again, and our tasting room has now been open since June 1, 2021.

Gross Margins

Gross profit in 2020 was $335,218.24, down from a gross profit of $460,217.29 in 2019, a decrease of almost $125,000. Gross margins as a percentage of revenue decreased from 51.4% in 2019 to 32.7% in 2019. The cost of hand sanitizer ingredients and the fact that over 100,000 bottles of it were donated and not sold, lead to these reductions in gross margins.

Expenses

Operating expenses in 2020 were $430,363, up $28,966 from expenses of $401,397 in 2019. This increase is half due to the increased production costs, since in 2020 we produced near the maximum whiskey we can from this plant, and also produced hand sanitizer. The other half is related to increased wages and administration.

The COVID-19 pandemic has disrupted the hospitality industry in a way that may take years to fully recover from. With cash flow alone, we can continue the retail sales, continue producing clear spirits, and continue bottling and selling aged spirits we've made in previous years.

To grow our inventory of aging whiskey so we have sufficient product to sell in 3-7 years, we'll need further investments, which will most likely come from selling equity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 07/26/2021, the company has $99,156 in cash.

The company currently has a revolving line of credit with Wells Fargo for a total amount available of $54,000. This line of credit currently has an outstanding balance of $29,233.23.

The company also currently has a revolving line of credit with Capital One for a total amount available of $20,000. This line of credit currently has an outstanding balance of $0.

Personal loans from family may be an option, based on terms and availability at time of need.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are not required to fund day-to-day operations. Cashflow from retail and wholesale sales, events, and tours/workshops are sufficient to fund day-to-day operations.

Funds from the campaign will be used to grow the company in the following areas:

• Expand customer experiences in the form of cocktails and food

• Increase production up to 10X by building production capacity, purchasing materials, and hiring labor above what is necessary for current production levels.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company has the resources to remain viable without funds from this campaign, but not to grow the company by an amount necessary to fulfill current and future opportunities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Should the company raise no more than the minimum $10,000 specified in this campaign, at the current level of expenses, the company can continue to operate indefinitely at the current state of production. However, no growth nor expansion will be possible.

How long will you be able to operate the company if you raise your maximum funding goal?

Should the company raise the maximum $5M specified in this campaign, at the current level of expenses, the company can continue to operate indefinitely at the current state of production and will have funds to increase customer experience capacity 8x and production 10X.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital for the company include:

- Additional lines of credit
- Personal/private loans
- Future equity campaign raises
- Partial or full M&A

Indebtedness

- **Creditor:** Micah Nutt
  Amount Owed: $1,646,111.00
  Interest Rate: 1.9%
  Maturity Date: November 09, 2023

- **Creditor:** John Parker
  Amount Owed: $60,000.00
  Interest Rate: 1.59%
  Maturity Date: November 20, 2022

Related Party Transactions

- **Name of Entity:** Micah Nutt
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Issuer of an outstanding loan of $1,653,611 to the company, with a due date of 11/09/2023
  Material Terms: Interest paid annually of 1.9%

- **Name of Entity:** John Parker
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan of $60,000.
  Material Terms: Loan of $60,000, 1.59% interest rate, Maturity date of 11/20/2022.

- **Name of Entity:** Jeffrey Kanof
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Sale of voting common shares
  Material Terms: Sale of 2,118,767 voting common shares for a total price of $105,938.35.

Valuation

Pre-Money Valuation: $11,723,916.41

Valuation Details:

Two valuation methodologies were used, both leading to the same number:

1) Comparison of revenue multiplier to brewery and distillery sales where the share prices and revenues are both known.

2) By adding to the previous year's Wefunder valuation the increased value the company gained from additional whiskey barreled, contracts signed, sales territories opened, and expansion projects underway.

** The Company set its valuation internally, without a formal-third party independent evaluation.*

*** The total number of shares outstanding on a fully diluted basis, 22,120,597 shares, includes 20,128,339 shares of voting Common Stock and 1,992,258 shares of Non-Voting Common Stock.*

Use of Proceeds

If we raise the Target Offering Amount of $9,999.51 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  The first $10K raised will be used to promote the campaign through various marketing channels in order to attract additional subscriptions.

If we raise the over allotment amount of $4,999,999.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Capital expenditures*
  87.0%
  Money will be used to open a new barrel warehouse and restaurant in Kenmore, WA, a new restaurant and event center next door to the existing downtown Seattle location, to build a new brewhouse production facility in Kenmore, to improve the existing downtown Seattle tasting room, and to continue to staff all these locations.
- *Operations*
  4.5%
  Continue to produce whiskey at our maximum volume (120 cask/year). These funds cover the cost of malted barley, barrels, and production costs.

- *Marketing*
  5.0%
  These funds will be used to market and promote the fundraising campaign to better ensure we reach our maximum funding goal.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://copperworksdistilling.com/ (https://copperworksdistilling.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Big Derby Distilling Company

[See attached]

COPPERWORKS
DISTILLING CO.

BIG DERBY DISTILLING COMPANY

(a Washington corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

May 25, 2021

To: Board of Directors, BIG DERBY DISTILLING COMPANY

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of BIG DERBY DISTILLING COMPANY (a corporation organized in Washington) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

May 25, 2021

BIG DERBY DISTILLING COMPANY
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 7,525	$ 40,581
Accounts receivable	22,246	29,477
Inventory	1,708,430	1,349,916
Other current assets	397	305
Total Current Assets	1,738,598	1,420,279
Non-Current Assets		
Fixed assets, net	870,226	916,627
Intangible assets, net	44,305	61,127
TOTAL ASSETS	**$ 2,653,129**	**$ 2,398,033**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 14,330	$ 158,118
Other current liabilities	154,938	136,970
Total Current Liabilities	169,268	295,088
Non-Current Liabilities		
Loans payable	1,703,806	1,680,171
TOTAL LIABILITIES	**1,873,074**	**1,975,258**
Shareholders' Equity		
Common stock, voting (37,000,000 shares of $0.001 par value authorized, 20,128,339 and 16,871,661 shares outstanding as of December 31, 2020)	1,059,952	1,059,952
Common stock, non-voting (3,000,000 shares of $0.001 par value authorized, 1,990,974 and 1,009,026 shares outstanding as of December 31, 2020), net of offering costs	718,707	0
Accumulated deficit	(998,604)	(637,179)
TOTAL SHAREHOLDERS' EQUITY	**780,055**	**422,773**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,605,537**	**$ 2,398,033**

BIG DERBY DISTILLING COMPANY
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 1,026,360	$ 895,182
Less: Cost of goods sold	691,142	434,965
Gross Profit	335,218	460,217
Operating Expenses:		
General and administrative	414,317	382,226
Sales and marketing	16,046	19,171
Total Operating Expenses	430,363	401,397
Net operating income	(95,145)	58,820
Other Income (Expense):		
Depreciation (expense)	(34,608)	(33,992)
Amortization (expense)	(4,360)	(4,359)
Interest (expense), net	(37,559)	(37,553)
Other income (expense)	(198,594)	16,926
Gain on the sale of assets	8,841	3,632
Net Income (Loss)	$ (361,425)	$ 3,474

BIG DERBY DISTILLING COMPANY
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock, voting $	Common Stock, non-voting $	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2019	**$ 954,014**	**$ 0**	**$ (640,653)**	**$ 313,361**
Issuance of shares	105,938			105,938
Net Loss			3,474	3,474
Balance as of December 31, 2019	**$ 1,059,952**	**$ 0**	**$ (637,179)**	**$ 422,773**
Issuance of shares, net of offering costs		718,707		718,707
Net Loss			(361,425)	(361,425)
Balance as of December 31, 2020	**$ 1,059,952**	**$ 718,707**	**$ (998,604)**	**$ 780,055**

BIG DERBY DISTILLING COMPANY

STATEMENT OF CASH FLOWS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss)	$ (361,425)	$ 3,474
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	38,968	38,351
Gain on sale of assets	(8,841)	(3,632)
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	7,231	8,912
(Increase) Decrease in inventory	(358,514)	(227,572)
(Increase) Decrease in other current assets	(92)	(305)
Increase (Decrease) in accounts and credit cards payable	(143,788)	(14,250)
Increase (Decrease) in other current liabilities	17,968	15,791
Net Cash Used In Operating Activities	(808,493)	(1,563,914)
Cash Flows From Investing Activities		
Net (purchase) sale of fixed assets	33,095	42,483
Net Cash Used In Investing Activities	33,095	42,483
Cash Flows From Financing Activities		
Proceeds of notes	23,635	28,741
Proceeds from issuance of stock	718,707	105,938
Net Cash Provided By Financing Activities	742,342	134,679
Net Change In Cash	(33,056)	(2,069)
Cash at Beginning of Period	40,581	42,650
Cash at End of Period	$ 7,525	$ 40,581

NOTE 1 - NATURE OF OPERATIONS

BIG DERBY DISTILLING COMPANY ("the Company") is a corporation organized under the laws of the State of Washington on January 13, 2011. The Company is headquartered in Washington. The Company manufactures and retails alcoholic beverages under the brand Copperworks.

Since inception, the Company relied on raising equity and loans and the cash flow from operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's products take several years to mature before they can be sold. The Company is confident that profitable operations can be obtained as the economic constraints of the COVID-19 pandemic are loosened.. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $7,525 and $40,581 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2020, and 2019, the Company had $22,246 and $29,477 in accounts receivable, respectively.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $870,226 and $916,627 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the sale of its products is recognized when the goods are delivered to the end customer.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as historical profitability of the Company suggests the deferred tax assets may not be able to be utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has two classes of Common Stock, voting and non-voting.

Reg CF Securities Offering
During 2020, the Company issued non-voting Common Stock securities under an offering exempt from registration under Regulation CF totaling approximately $718,707 after considering the costs of the offering.

NOTE 5 –DEBT

Long-Term Notes
The Company has issued approximately $1,646,111of promissory notes as of December 31, 2020. The balance represents lending to a number of different creditors with differing interest rates and maturities.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company has a long-term loan with Micah Nutt, a substantial co-owner of the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2011. The Company is still scaling its operations. The Company's ability to continue may be dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with StartEngine and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through May 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Copperworks Distilling Co.

Award-Winning Craft Distillery on the Seattle Waterfront


SEATTLE, WASHINGTON
ERWORKS
MALT WHISKEY
DSP-WA-21028 • RC 53 G

Website | Seattle , WA | FOOD & BEVERAGE

$0.00 raised

$776,981 previously crowdfunded

0 Investors	**$11.7M** Valuation
$0.53 Price per Share	**$249.10** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Copperworks is a craft distillery, tasting room, and retail store in the high-traffic waterfront tourist district of downtown Seattle. As demand for our highly acclaimed, award-winning spirits rises, we plan to expand with a new tasting room, a new downtown visitor center location, and a new production facility.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Copperworks has achieved more than seven years of successful operation with increased revenue and production each year.
- Copperworks' high-quality craft spirits have been recognized with multiple national and international awards and the company was named the 2018 Distillery of the Year by the American Distilling Institute.
- The Copperworks team has significant professional experience and demonstrated results in building beverage production plants and offering outstanding customer experiences. We're well-equipped to successfully execute our multi-pronged expansion plan.
- Copperworks' plan to expand into two multi-purpose locations will enable the company to increase production to **10 times** our current level and fulfill the market demand we've created for our spirits.
- The expansion plan will also enable Copperworks to increase customer traffic by **8 times** and generate new revenue streams from profitable customer experience offerings such as tasting rooms, cocktail bars, restaurants, tours, events, and event space rentals.

OVERVIEW

Lucrative Opportunities in a Growing Market

Copperworks was founded by craft brewers with more than 30 years of experience in the alcohol industry. We built our distillery to answer the question: how would spirits taste if they were distilled from superior craft beer (without hops) instead of the typical methods and ingredients of conventional distilleries? The answer led Copperworks to become a pioneer in producing American Single Malt Whiskey, a fast-growing spirits category with substantial national and international market opportunity.

To capitalize on the growing demand for our highly acclaimed, award-winning spirits, we envision three high-potential expansion projects:

1. A new facility in a fast-growing community in north Seattle which will include a tasting room, restaurant, and barrel warehouse.
2. A new downtown Seattle restaurant, cocktail bar, and event space located next door to Copperworks' current waterfront distillery location.
3. A new brewing, fermentation, barreling, and bottling facility in north Seattle enabling 10 times annual growth in whiskey production.

THE PROBLEM

Currently Lack the Capacity to Meet Our Growing Demand and Opportunities

- **Insufficient space for customer engagement and revenue opportunities:** Our customers want craft cocktails and food offerings, but the physical space is insufficient to provide either in our current facility.
- **Insufficient space for private events:** We must turn away lucrative, high-margin rental contracts for private events due to lack of space in our current facility.
- **Market demand outpaces Copperworks' whiskey manufacturing capacity:** Copperworks is unable to produce sufficient whiskey in our current facility to fulfill the exponential growth we're experiencing in market demand. We frequently must turn down domestic and export market opportunities due to insufficient inventory.



A space for new customer experience opportunities

THE MARKET

Massive, Growing Opportunity in Craft Spirits

The U.S. craft spirits market has grown rapidly since 2010, with an estimated value predicted to hit $25 billion by 2023.

Meanwhile, the American whiskey market specifically is expected to grow at a CAGR of 9.9% from 2019 to reach $16.8 billion by 2025.

The rapid-fire growth of the crafts spirits market coupled with the substantial and consistent growth of the American whiskey market offers great opportunities for the future of American Single Malt Whiskey. Copperworks is well-positioned to capitalize on two growth market categories that, together, create a huge untapped market opportunity.

“American single malt whiskey is one of the most exciting sectors of the entire whiskey-sphere at the moment. The movement is being spearheaded by small craft distilleries around the country, with a desire to make something that isn't just more bourbon.” — UPROXX, Sept. 2020


COPPERWORKS
DISTILLING CO.
Projected Market Growth
Craft Spirits
American Whiskey
$ Billions
26
20
14
8
2018 2019 2020 2021 2022 2023 2024 2025

Leaders in the Field

Copperworks was honored to be named 2018 Distillery of the Year by the American Distilling Institute. In addition, Copperworks whiskey and gin have won Double-Gold medals and scored 94 – 96 points in prestigious spirits competitions.


AMERICAN DISTILLING INSTITUTE
DISTILLERY OF THE YEAR
2018
COPPER WORKS
VODKA
COPPER WORKS
GIN
COPPER WORKS
GIN
COPPER WORKS
WHISKEY

As a founder of the American Single Malt Whiskey Commission and an early innovator in the American Single Malt Whiskey category, Copperworks is an established leader and well-respected brand in this rapidly growing spirits category.

Copperworks leadership team holds (and has previously held) prominent positions of leadership in the U.S. craft spirits industry. Copperworks President, Jason Parker, serves as an officer of the American Single Malt Whiskey Commission and as a board member for the Craft Maltsters Guild. Jason was also Board Chair for the Washington Distiller's Guild. Copperworks Vice President, Jeff Kanof, serves as Treasurer and Secretary of the American Craft Spirits Association.

From
GREAT BREWING
COMES
GREAT SPIRITS



Pioneers In American Single Malt Whiskey

Local Opportunities

The Seattle waterfront, where Copperworks Distilling is located, is undergoing a $728M redevelopment that will dramatically increase public access and visitor foot traffic. “In 2017, waterfront-traffic guest counts were estimated at 6.9 million by the Historic Waterfront Association. Projected growth is between 14 million and 21 million guests by the time Overlook Park and the Aquarium expansion open”, says Heidi Mills in Seattle Business.

This redevelopment, coupled with the popularity of the craft spirits industry, offers tremendous business opportunity for an established waterfront distillery to expand its customer-facing space.

Kenmore, the community in north Seattle slated for the new Copperworks facility, is a popular stop on a high-traffic recreational route (the Burke-Gilman Trail) that runs through the area. Kenmore is growing quickly and is developing a “Brewery District” where Copperworks will be prominently located.

THE SOLUTION

Multi-Pronged Expansion to Meet Growing Demand

Our solution to increase production and customer experience opportunities includes three phases:

Phase I: New Restaurant, Cocktail Bar, Event Center, and Barrel Storage in North Seattle

Copperworks will open a new restaurant, cocktail bar, barrel storage warehouse, and event center in Kenmore (north Seattle). This space will offer abundant options for customer engagement in indoor and outdoor seating. Visitor capacity for this initial phase in Kenmore will be up to 600 guests per day.


COPPERWORKS

Images are computer-generated demo versions. Expansion is still currently under development.

The location is directly on the Burke-Gilman Trail, a heavily used recreational and commuter trail that travels through the Seattle area. This popular trail offers an immediate, greatly enlarged prospective customer pool beyond our current footprint. “Even on weekdays, more than 2,000 people use the Burke-Gilman every day—at least a third to get to and from work, making the corridor one of the busiest commuter trails in the country, and certainly one of the most diverse.” (Rails to Trails Conservancy blog)

Phase II: Copperworks Downtown Restaurant and Event Facility

Copperworks will expand our downtown Seattle location into a space next door to our current production facility and tasting room.


COPPERWORKS

The Seattle waterfront is expected to see more than 20 million visitors per year once the current construction projects are completed. This new Copperworks space adds 7,000 square feet of bar, restaurant, event, and educational space next door to our current facility to capitalize on the increased tourism traffic and event space rental opportunities. This will expand our downtown daily visitor capacity from 150 guests to 575 guests.


COPPERWORKS

Phase III: New Production Facility in Kenmore

Copperworks will build a new production facility to significantly grow our manufacturing capacity. We believe this will allow us to increase our whiskey production by **ten times** from 120 to 1,200 barrels per year.


COPPERWORKS

This growth phase in Kenmore will also enable Copperworks to expand the services and amenities we offer to customers, such as cocktails, local beer and wine, food offerings, multiple tour options, events, and more.

WHY INVEST

A Successful, Established Operation with a Competitive Edge

The Copperworks team has significant experience building production plants and providing outstanding customer experiences. The company and its spirits have been recognized with multiple U.S. and international honors, including Distillery of the Year.


2018 Distillery Of The Year By The American Distilling Institute

Copperworks' proposed three-phase plan will enable the company to grow into a major regional craft spirits producer with targeted national and international distribution and an attraction that offers world-class customer experiences in the downtown and greater Seattle area.


After Expansion
10 times increase in whiskey production
8 times increase in customer experience capacity
Sales in 25-30 domestic and international markets by 2026

Copperworks' brand, team, and product quality are in an ideal position to exploit the rapidly expanding sales opportunities for American Single Malt Whiskey. Our expanded customer capacity and service offerings will enable the company to become one of the primary providers of spirits enjoyment and education in the Pacific Northwest. The market opportunities exist now, and Copperworks needs to expand now to take advantage of these and future growth opportunities.


COPPERWORKS

We invite you to join the exciting opportunity to bring Copperworks' innovative, award-winning craft spirits and entertaining activities to as many customers as possible in the Pacific Northwest, U.S., and beyond.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

The Seattle Times · LIQUOR.com · UPROXX · Bloomberg · Men'sHealth · Beverage Master

bon appétit · Whiskey Wash · seattle magazine · FORTUNE · Whisky Advocate · Sunset

SHOW MORE

Meet Our Team



Jason Parker

Co-Founder/President

Jason was raised in Kentucky and may have a touch of bourbon in his blood. Maybe that's what got him into craft beer brewing in the early days, before there was even a microbrew scene in Seattle. With degrees in chemistry and microbiology and love of fine beer, he was the first brewer at Pike Place Brewery in 1989. He went on to refine his craft with Fish Brewing Company, Redhook, and work as Brewmaster at Pyramid Breweries. He partnered with Micah Nutt to open Copperworks in 2013. A long-time advocate for craft brewing, craft malting, and craft distilling, Jason served as Board Member and chair of the Washington Distiller's Guild. He led Copperworks to become a founding member of the American Single Malt Whiskey Commission. He now serves on the Board of Directors of the Craft Maltsers Guild.



Micah Nutt

Co-Founder/Distiller

Micah is a skilled and technical home brewer. Introduced to the craft in the 1980s by his brother, Micah eventually constructed an efficient all-electric basement brewery. As a software engineer, he set out to fully automate the process with computer control. But the solid-state relays, thermistors, and painstakingly soldered circuit boards were abandoned after he realized that brewing is more fun when done the old-fashioned way. Long encouraged by friends, Micah casually explored opening his own brewery in the new millennia. But when Washington State passed legislation allowing craft distilleries, his thoughts diverted to starting a distillery. Among Micah's many talents is wood-working and he rebuilt and refined the stunning antique bar featured in Copperworks' tasting room.



Jeff Kanof

Co-Owner/Vice President

Jeff is a recovering attorney, having left his law firm job in New York City for the Northwest to focus on his passion for fine spirits. He cut his teeth in Seattle by helping to launch Letterpress Distilling. Always an avid beer fan, Jeff spent a month in Belgium seeking out some of the world's best beers. His interest in complex flavors and craftsmanship led him to explore American whiskey. Countless bottles later, he realized he had fallen in love with spirits and the art of mixing drinks. Jeff joined Copperworks in time to help bottle the first batch of spirits and now directs sales and a huge range of other functions at Copperworks. He serves as Secretary/Treasurer on the American Craft Distilling Association's Board of Directors.

Offering Summary

Company	Big Derby Distilling Company
Corporate Address	1250 Alaskan Way , Seattle , WA 98101
Offering Minimum	$9,999.51
Offering Maximum	$4,999,999.86
Minimum Investment Amount (per investor)	$249.63

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 18,867

Maximum Number of Shares Offered : 9,433,962

Price per Share : $0.53

Pre-Money Valuation : $11,723,916.41

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Bonuses

First Week:

15% Bonus Shares

Second Week

10% Bonus Shares

Next Two Weeks

5% Bonus

Incentive-Based Perks

$250

Invitation to quarterly phone call and annual meeting.

$2,200

Lifetime 10% discount on all purchases from Copperworks, not including taxes and shipping fees + Each item from the previous perk tier.

$5,000

Lifetime of tastings for you and up to 3 guests of our core line of spirits in our tasting room + Each item from previous perk tiers.

$10,000

One week early access to all special releases. Invitation to join our team for a single taste panel session (virtually or in-person) + Each item from previous perk tiers.

$25,000

Spend a day with our distillers, including lunch (or dinner) with one of the leadership team + Each item from previous perk tiers.

$50,000

Help select a single cask of whiskey to be bottled and sold to the public + Each item from previous perk tiers.

$100,000

Receive an invitation to join our board of advisors + Each item from previous perk tiers.

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Copperworks Distilling Co. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2021 All Rights Reserved

About

- Our Team
- Equity Crowdfunding 101
- Blog
- StartEngine Careers
- Portfolio Job Board

Companies

- Get Funding
- How It Works
- Why StartEngine
- Founder FAQ
- Refer Founders
- Partnerships

Investors

- Start Investing
- Investing 101
- Investor FAQ
- Earn 10% Bonus
- Form CRS

Legal/Contact

- Terms of Use
- Privacy Policy
- Disclaimer
- Annual Reports
- Help Center
- Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Jason Parker, Co-Founder and President of Copperworks distilling located on the Seattle waterfront. We've done some really great things in the past eight years. We were awarded the American Distilling Institute's 2018 Craft Distillery of the Year. We've won double gold, best of show, and best of category for all of our products, including the vodka, the gin, the cask gin, and the American single malt whiskey. We've increased sales every year and we've released over 35 different cask finished gins and whiskey expressions. We made a lot of hand sanitizer, 300,000 bottles of hand sanitizer, and we've maximized our production to make 115 barrels of whiskey. Despite it being a very difficult year, this was one of our best production years.

We're excited to announce the biggest decision since our opening, we're actually able to take advantage of three new opportunities. One of them is in Kenmore. There is a new space, almost two acres. We'll be able to move a barrel warehouse up there to grow our barrel storage. And in the same building, have a restaurant and pub. Another opportunity is directly next door to us on the Seattle waterfront, we'll be able to open a 6,300 square foot tasting room and visitors center. And the third opportunity is again, up in Kenmore on that same two acres of property where we can build a 60-barrel brew house. With that capacity, we'll be able to go from only 120 barrels a year to almost 1200 barrels a year. The reason that we need to move quickly is because these locations won't be available forever. The waterfront is in its last stage of construction, once the Aquarium is built and the waterfront park is planted, the number of tourists are expected to reach 21 million a year, three times what it was pre COVID.

The property we're considering in Kenmore is an almost two acre stretch directly next to the Burke Gilman trail and is perfect for our barrel warehousing and a new pub and tasting room. Also, these spaces can all be rented as event centers. We can have cocktail programs, we can have classes, we can offer more tours, we can have workshops, we can invite bartenders to do tastings, we can have more partnerships. All of these things will allow us to have deeper customer engagement and meet new customers. We've put together a top-notch consulting team to help us design and deliver the best customer experience so that we create more than just customers, we create brand ambassadors. Nick Jarvis is a 22-year veteran of the hospitality industry. We've been friends personally for almost 15 years and he has spent seven years opening with the Tom Douglas Kitchen group. Chris Elford is another good friend of ours. He's opened James Beard-nominated bars in New York City and in Seattle. We are really excited to have these two joining us. With their experience, we're going to be able to put together really amazing cocktail bars. So why now? Because it's time to grow. We need more space to warehouse our barrels and it would be great if the space could pay its own rent through sales of cocktails and events and just meeting new customers.

We need to produce more whiskey than our brewing partners can help us with and it's always been our plan to build our own brewery. We now have the opportunity at some spectacular locations that will not be available for long, so we need to take this opportunity now. There has been a reshuffling of the deck and we've been dealt some really great cards. If we can place a few good bets now, we'll be in a great position for the future. We're very excited about these opportunities to grow and would love to have you join us as an investor and Co-Owner.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BIG DERBY DISTILLING COMPANY
SHAREHOLDER AGREEMENT

This Shareholder Agreement (this "**Agreement**") is made as of December 1, 2016, by and among those persons and entities listed on Exhibit A hereto (each a "**Shareholder**", and collectively the "**Shareholders**"), and Big Derby Distilling Company, a Washington corporation (the "**Corporation**").

RECITALS

A. Any issued and outstanding shares of the Corporation's Common Stock shall be referred to in this Agreement as "**Shares**."

B. As of the date of this Agreement, the Shareholders own all of the Shares. Each of the Shareholders has caused their respective spouses or domestic partners to execute this Agreement.

C. The Shareholders and the Corporation desire to set forth in this Agreement their agreements and understandings regarding the ownership of the Shares as described herein.

AGREEMENTS

In consideration of the mutual covenants and promises herein contained, the parties agree as follows:

1. Rights to Future Stock Issuances.

1.1 Right of First Offer. Subject to the terms and conditions of this Subsection 1.1 and applicable securities laws, if the Corporation proposes to offer or sell any New Securities (as defined herein) to any Shareholder or the immediate family members of such Shareholder (the "**Offered Shareholder**"), the Corporation shall concurrently offer New Securities to each other Shareholder. A Shareholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), of such Shareholder ("**Shareholder Beneficial Owners**"); provided that each such affiliate or Shareholder Beneficial Owner agrees to enter into this Agreement as a "**Shareholder**".

(a) For the purpose of this Section 1, "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

(b) The Corporation shall give notice (the "**Offer Notice**") to each other Shareholder, stating (i) its bona fide intention to offer such New Securities to the Offered Shareholder, (ii) the number of such New Securities to be offered, and (iii) the price (which must

be priced at or above fair market value as determined by a professional appraiser) and terms, if any, upon which it proposes to offer such New Securities to the Offered Shareholder.

(c) By notification to the Corporation within twenty (20) days after the Offer Notice is given (the "**Offer Period**"), each other Shareholder may elect to purchase or otherwise acquire, at the price (which must be priced at or above fair market value as determined by a professional appraiser) and on the terms specified in the Offer Notice, up to that number of New Securities necessary for such Shareholder to maintain beneficial ownership after the sale of Common Stock to the Offered Shareholder of the same proportion that the Common Stock then held by such Shareholder bears to the total Common Stock of the Corporation then outstanding. The closing of any sale pursuant to this Subsection 1.1(c) and Subsection 1.1 shall occur within ten (10) days following the expiration of the Offer Period.

(d) The right of first offer in this Subsection 1.1 shall not be applicable to (i) Exempted Securities (as defined below), and (ii) shares of Common Stock issued in a Qualified IPO (as defined below).

(i) For the purpose of this Subsection 1.1(d), "**Exempted Securities**" means the following shares of Common Stock and shares of Common Stock deemed issued pursuant to the following options and convertible securities:

A. shares of Common Stock, options or convertible securities issued by reason of a dividend or stock split;

B. shares of Common Stock or convertible securities actually issued upon the exercise of options or shares of Common Stock actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance is pursuant to the terms of such option or convertible security; and

C. the issuance of shares of Common Stock and/or any series of Preferred Stock (and/or options or warrants therefor) in connection with mergers, bona fide acquisitions or similar transactions by the Company of other entities or substantially all of their assets, in each case as approved by the Board of Directors.

2. Co-Sale Rights. In the event that one or more Shareholders holding together more than fifty percent (50%) of the Shares (the "**Majority Shareholders**") desire to sell Shares held by such Majority Shareholders representing at least a majority of the Shares held by all Shareholders in one or more related arm's length transactions (a "**Sale**"), the Majority Shareholders shall give notice of their intention to do so (a "**Sale Notice**") to all other Shareholders (the "**Minority Shareholders**") not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Sale Notice shall include: (i) the number of Shares to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such Shares are intended to be sold and the identity of the proposed transferee; and (iii) the percentage that such amount of Shares constitutes with respect to the aggregate amount of outstanding Shares.

(a) Drag-Along. The Sale Notice may include a demand by the Majority Shareholders (a "**Demand**") that an equivalent proportion of the Shares held by the Minority Shareholders be sold in the Sale. Each Minority Shareholder agrees that, in the event the Majority Shareholders makes such a Demand, each Minority Shareholder irrevocably agrees to accept such Demand and sell a proportionate amount of such Minority Shareholder's Shares simultaneously with the Majority Shareholders and on the same terms and conditions as the Majority Shareholders shall sell their Shares in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (without taking into consideration any consulting, non-competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the sale of their Shares). The Corporation and each Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

(b) Tag-Along. In the event the Sale Notice does not include a Demand, then each Minority Shareholder shall have a right to sell a proportionate number of such Minority Shareholder's Shares to the proposed transferee under terms and conditions that are not materially less favorable than those offered to the Majority Shareholders as part of such transferee's acquisition of the Shares ("**Tag-along Right**").

(i) Each Minority Shareholder shall have a period of ten (10) days from delivery of the Sale Notice to deliver a written notice (an "**Election Notice**") of such Minority Shareholder's election to sell all or any portion of the Shares owned by such Minority Shareholder, up to an amount equal to the product obtained by multiplying (x) the total Shares proposed to be transferred in the Sale by (y) a fraction, the numerator of which is the number of Shares owned by such Minority Shareholder immediately prior to the time of the Sale, and the denominator of which is the aggregate total number of Shares owned by the Majority Shareholders and all Minority Shareholders exercising a Tag-along Right (the "**Co-Selling Shareholders**") immediately prior to the time of the Sale (the "**Co-Sale Shares**"). Such election shall be irrevocable and each Co-Selling Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

(ii) If a proposed transferee of the Offered Shares refuses to conclude a transfer of Co-Sale Shares validly attempted under this Agreement, the Majority Shareholders may nonetheless conclude the Sale, and shall, immediately upon receipt of the consideration due for such Shares, transfer and assign to the Co-Selling Shareholder(s) the respective amount of consideration that each would have received upon conclusion of the exercise of such Shareholder's Tag-along Right. In exchange therefor, each Co-Selling Shareholder shall transfer and assign to the Majority Shareholders, on a *pro rata* basis, the Co-Sale Shares.

(iii) For clarification, no Shareholder may exercise a Tag-along Right with respect to any transfer of Shares to the Corporation.

3. Legend. In addition to any other legends required pursuant to the Corporation's Articles of Incorporation or Bylaws or otherwise, all certificates for outstanding stock of the Corporation shall bear a legend thereon, in form and substance as follows:

"This certificate and the shares of stock and all rights thereby represented are subject to the terms, provisions, and conditions of a Shareholder Agreement dated January ___, 2017, and may not be sold or transferred except in accordance with the terms and provisions of such Agreement, a copy of which is on file at the office of the Corporation."

4. Transferees. In the event of the issuance of any Shares subsequent to the date of this Agreement, or the transfer in any manner of Shares by a Shareholder to any permitted transferee, the Corporation and each such Shareholder agree he, she or it shall obtain, as a condition to and upon issuance or transfer, the written consent and undertaking of the new Shareholder or the transferee to become a party to and be bound by the terms of this Agreement and to the placing of the legend required by Section 3 hereof upon the certificate representing such Shares, and the consent of the spouse of the new Shareholder or transferee, if married, to the terms of this Agreement. No transfer of Shares may occur absent such written consent and undertaking of the new Shareholder or transferee and any spouse of such new Shareholder or transferee. Subject to such new Shareholder's compliance with the foregoing, a transfer of Shares to a Shareholder's spouse, parent or child is permitted under this Agreement.

5. Termination Events. This Agreement shall terminate upon the earliest to occur of any one of the following events:

(a) The liquidation, dissolution or indefinite cessation of the business operations of the Corporation;

(b) The execution by the Corporation of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Corporation;

(c) A firm commitment underwritten public offering by the Corporation of shares of its Common Stock pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (a "**Qualified IPO**");

(d) The sale, conveyance or disposal of all or substantially all of the Corporation's property or business or the Corporation's merger with or into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) in which the Corporation is not the survivor, *provided* that this Section 5(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation;

(e) The written agreement of the holders of all of the outstanding Shares; or

(f) With respect to any one Shareholder, upon the disposition by such Shareholder of all the Shares that he, she or it then owns, in accordance with the terms and provisions of this Agreement.

6. Miscellaneous.

(a) Waiver. The application of any of the provisions of this Agreement may be waived by the written agreement of the holders of not less than two-thirds (2/3) of the Shares; *provided*, that such waiver shall be effective only for the limited purpose set forth in such written agreement; and *provided further* that the waiver of any provision of this Agreement (i) that would result in an adverse economic impact to any single Shareholder or group of Shareholders shall require the approval of each such adversely effected Shareholder; and (ii) that would disproportionately affect the non-economic rights of any class or group of Shareholders shall require the approval of two-thirds (2/3) of the Shares held by such class or group.

(b) Copy of Agreement. A copy of this Agreement shall at all times be kept in the registered office of the Corporation.

(c) Notice. Any notice required or permitted hereunder shall be given in writing either by personal delivery, mail or facsimile transmission. The date upon which any such notice is so personally delivered, or, if such notice is given by mail or facsimile transmission, the date upon which it is received by the addressee shall be deemed to be the effective date of such notice. Notices shall be sent to Shareholders using the addresses or fax numbers appearing below each party's name on the signature page of the Agreement. Notices mailed or delivered to the Corporation shall be sent using the address of the Corporation's principal office. Any party to this Agreement may from time to time change that party's notice address or fax number by written notice sent to all parties in accordance with this Subsection 6(c).

(d) Specific Performance. The Shares of the Corporation cannot be readily purchased or sold in the open market, and for that reason, among others, the Shareholders and the Corporation will be irreparably damaged in the event that this Agreement is not specifically enforced. If a Shareholder so required under this Agreement fails to give a notice, make an offer, sell shares, or obtain written consent, or if a Shareholder fails to accurately disclose the terms and conditions of any bona fide offer or the identity of the offeror pursuant to Section 3 hereof, then, in any such event, any Shareholder or the Corporation may institute and maintain a proceeding to compel the specific performance of this Agreement, without necessity of posting bond. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity which the Shareholder or the Corporation may have.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs, and legatees of the parties hereto.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. If this Agreement is executed by the Corporation, but by less than all the Shareholders specified on the signature page of this Agreement, then this Agreement shall nonetheless be in force and effect as to the Corporation and all signing Shareholders.

(g) Modifications. This Agreement contains the entire agreement between the parties hereto relating to the subject matter hereof. Except as otherwise provided herein, this Agreement may be altered, amended or terminated only by a writing executed by the holders of

not less than a majority of the Shares; *provided*, that the alteration or amendment of any provision of this Agreement (i) that would result in an adverse economic impact to any single Shareholder or group of Shareholders shall require the approval of each such adversely effected Shareholder; and (ii) that would disproportionately affect the non-economic rights of any class or group of Shareholders shall require the approval of two-thirds (2/3) of the Shares held by such class or group. Neither the Corporation nor any Shareholder shall have any vested rights in this Agreement that may not be modified through an amendment to this Agreement.

(h) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) Further Acts. Each party agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

(j) Dispute Resolution.

(i) Mediation. All disputes arising out of this Agreement shall first be submitted to mediation, which shall focuses on the needs of everyone concerned and seek to solve problems cooperatively, with an emphasis on dialogue and accommodation. The goal of the mediation shall be to preserve and enhance relationships by developing a mutually acceptable agreement that will fulfill the needs of everyone concerned. A Shareholder desiring mediation may begin the process by giving the other Shareholders a written request to mediate, which shall describe the issues involved and invite the other Shareholders to join with the Shareholder giving the request to name a mutually agreeable mediator and a time frame for the mediation. The Shareholders and the mediator may adopt any procedural format that is appropriate for the particular dispute. The contents of all discussions during the mediation shall be confidential and nondiscoverable in any subsequent arbitration or litigation. If the Shareholders can agree upon a mutually acceptable agreement, such agreement shall be reduced to writing and signed by all Shareholders, and the dispute shall be deemed to have ended. If the result of the mediation is a recognition that the dispute cannot be successfully mediated, or if any Shareholder refuses to mediate or to name a mutually acceptable mediator and time frame for mediation within a period of time that is reasonable considering the urgency of the disputed matter, then any Shareholder who desires dispute resolution shall seek arbitration.

(ii) Arbitration. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, which have not been settled by mediation shall be resolved by binding arbitration in Seattle, Washington, in accordance with the arbitration rules of the American Arbitration Association that are in effect at the time the arbitration is initiated, and judgment upon the award rendered pursuant to such arbitration may be entered in any court having jurisdiction thereof. In the event of any such arbitration, the prevailing party shall be entitled to recover reasonable costs and attorney fees as fixed by the arbitrator. Nothing herein, however, shall prevent a Shareholder or the Corporation

from resort to a court of competent jurisdiction in instances where injunctive relief may be appropriate or for the purposes of enforcing the provisions of Sections 1 and 2 of this Agreement.

(k) Applicable Law/Venue. This Agreement and its validity, construction, and performance shall be governed by the laws of the State of Washington, without giving effect to its choice of law principles. Venue for any action brought under this Agreement shall be in the courts of the State of Washington, located in King County, and the parties to this Agreement consent to the jurisdiction of such courts.

(l) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(m) Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. The an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include" and "including" shall mean "include" or "including" "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

(n) Representation. This Agreement was prepared by the law firm of Garvey Schubert Barer, which represents the Corporation only in this matter. Although such law firm has or may have represented some or all of the Shareholders, it is not representing any of such parties individually in the preparation of this Agreement. The Shareholders each acknowledge that they have been advised of these facts and the significance of them and have the right and are encouraged to seek independent legal counsel of their choice regarding their rights and obligations individually under this Agreement.

[*signature page follows*]

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the date set forth above.

BIG DERBY DISTILLING COMPANY
a Washington corporation

By:_________________________________
Name: Jason D. Parker
Its: President

SHAREHOLDERS:	**SPOUSES:**
_________________________________ Jason D. Parker	_________________________________ Name: __________________________
_________________________________ Micah L. Nutt	_________________________________ Name: __________________________
_________________________________ David A. Kanof and Ann L. Kanof	
_________________________________ Kathleen Humphrey	_________________________________ Name: __________________________

BIG DERBY DISTILLING COMPANY 401(K)
PLAN F/B/O JASON PARKER

____

By: _________________________________

Title: _______________________________

EXHIBIT A

SHAREHOLDERS

SHAREHOLDER/ADDRESS	SHARES	SPOUSE	PERCENTAGE OF OWNERSHIP
Jason D. Parker 4113 54th Avenue SW Seattle, WA 98116	2,000,000	N/A	11.11%
Micah L. Nutt 946 20th Avenue E. Seattle, WA 98112	8,474,547	Patricia Ferrell	47.05%
David A. Kanof and Ann L. Kanof 123 Cambria Court Wayne, PA 19087	900,478	N/A	5.00%
Kathleen Humphrey 4113 54th Avenue SW Seattle, WA 98116	160,000	N/A	0.89%
Big Derby Distilling Company 401(k) Plan F/B/O Jason Parker P.O. Box 16468 Seattle, WA 98116	6,474,547	N/A	35.95%
TOTAL	**18,009,572**	**N/A**	**100%**

BIG DERBY DISTILLING COMPANY
FIRST AMENDED AND RESTATED
SHAREHOLDER AGREEMENT

This First Amended and Restated Shareholder Agreement (this "**Agreement**") is made as of this 31st day of January, 2020 (the "**Effective Date**"), by and among the holders of Voting Common Stock (as defined below) (the "**Voting Common Shareholders**"), the holders of Non-Voting Common Stock (as defined below) (the "**Non-Voting Common Shareholders**" and collectively with the Voting Common Shareholders, the "**Shareholders**"), and Big Derby Distilling Company, a Washington corporation (the "**Corporation**"). The Shareholders as of the Effective Date are listed on Schedule A attached hereto, which shall be updated by the Corporation's Board of Directors upon admission of new Shareholders or the transfer of shares of Common Stock (as defined below) on the terms hereof.

RECITALS

A. The Corporation and the Voting Common Shareholders were party to that certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "**Voting Common Stock**") owned by such Voting Common Shareholders (the "**Original Shareholders Agreement**").

B. On or about the Effective Date, the Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "**Non-Voting Common Stock**") pursuant to certain Subscription Agreements by and between the Corporation and the Non-Voting Common Shareholders (the "**Purchase Agreements**").

C. As a condition of the Corporation's execution of the Purchase Agreements, the Corporation and the Voting Common Shareholders have agreed to amend and restate the Original Shareholders Agreement on the terms set forth in this Agreement and to add the Non-Voting Common Shareholders as parties hereto.

The Shareholders and the Corporation desire to set forth in this Agreement their agreements and understandings regarding the ownership of the shares of Voting Common Stock and Non-Voting Common Stock (collectively, the "**Common Stock**") as described herein.

AGREEMENT

In consideration of the mutual covenants and promises herein contained, the parties agree as follows:

1. Rights to Future Stock Issuances.

1.1 Right of First Offer. Subject to the terms and conditions of this Subsection 1.1 and applicable securities laws, if the Corporation proposes to offer or sell any New Securities (as defined herein) to any Voting Common Shareholder or the immediate family members of such Voting Common Shareholder (the "**Offered Shareholder**"), the Corporation shall concurrently offer New Securities to each other Voting Common Shareholder. A Voting Common Shareholder

shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), of such Voting Common Shareholder ("**Shareholder Beneficial Owners**"); provided that each such affiliate or Shareholder Beneficial Owner agrees to enter into this Agreement as a "**Shareholder**".

(a) For the purpose of this Section 1, "**New Securities**" means, collectively, equity securities of the Corporation, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

(b) The Corporation shall give notice (the "**Offer Notice**") to each Voting Common Shareholder, stating (i) its bona fide intention to offer such New Securities to the Offered Shareholder, (ii) the number of such New Securities to be offered, and (iii) the price (which must be priced at or above fair market value as determined by a professional appraiser) and terms, if any, upon which it proposes to offer such New Securities to the Offered Shareholder.

(c) By notification to the Corporation within twenty (20) days after the Offer Notice is given (the "**Offer Period**"), each Voting Common Shareholder may elect to purchase, at the price (which must be priced at or above fair market value as determined by a professional appraiser) and on the terms specified in the Offer Notice, up to that number of New Securities necessary for such Voting Common Shareholder to maintain beneficial ownership after the sale of New Securities to the Offered Shareholder of the same proportion that the Voting Common Stock then held by such Voting Common Shareholder bears to the total Voting Common Stock of the Corporation then outstanding. The closing of any sale pursuant to this Subsection 1.1(c) and Subsection 1.1 shall occur within ten (10) days following the expiration of the Offer Period.

(d) The right of first offer in this Subsection 1.1 shall not be applicable to (i) Exempted Securities (as defined below), and (ii) shares of common stock issued in a Qualified IPO (as defined below).

(i) For the purpose of this Subsection 1.1(d), "**Exempted Securities**" means any shares of Common Stock issued in connection with:

A. a stock dividend, stock split or any similar recapitalization;

B. the exercise of options or shares of Common Stock actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance is pursuant to the terms of such option or convertible security;

C. the issuance of shares of Common Stock (and/or options or warrants therefor) in connection with mergers, bona fide acquisitions or similar transactions by the Corporation of other entities or substantially all of their assets, in each case as approved by the Corporation's Board of Directors; or

D. a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option or similar equity incentive plans or other compensation agreement.

2. Restrictions on Transfer; Permitted Transfers; Right of First Refusal.

(a) Restrictions on Transfer. Except as permitted by Section 2(b) hereof, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "**Transfer**"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 hereof. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "**Securities Act**"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act.

(b) Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of this Agreement, subject to the limitations set forth in Section 2(a) of this Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 hereof, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

(c) Right of First Refusal. Except for a Transfer pursuant to Section 2(b) hereof, any Transfer (except for a Transfer subject to a Sale Notice (as defined in Section 3(b) below)) proposed by a Voting Common Shareholder shall comply with the provisions set forth in this Section 2(c) and Section 4:

(i) *Transfer Notice*. If a Voting Common Shareholder (the "**Selling Shareholder**") proposes a Transfer of shares of Voting Common Stock, then the Selling Shareholder shall give the Corporation and the other Voting Common Shareholders (the "**Non-Selling Shareholders**") written notice of its intent to make the Transfer (the "**Transfer Notice**"), which Transfer Notice shall include (A) a description of the shares of Voting Common Stock to be transferred ("**Offered Shares**"); (B) the identity of the prospective transferee(s); and (C) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall also include a copy of any written proposal, term sheet, or other agreement relating to the proposed Transfer.

(ii) *Corporation's Option*. The Corporation shall have an option for a period of twenty (20) days from receipt of the Transfer Notice (the "**Corporation's Notice Period**") to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Corporation may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Corporation's Notice Period as to the number of the Offered Shares it wishes to purchase.

(iii) *Shareholders' Option*. In the event that the Corporation has not exercised its right to purchase all of the Offered Shares, the Non-Selling Shareholders will each have an option for a period of twenty (20) days after the expiration of the Corporation's Notice Period (the "**Shareholder Notice Period**") to elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by the Non-Selling Shareholders) of the remaining Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Non-Selling Shareholders may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Shareholder Notice Period as to the number of the Offered Shares which they wish to purchase. A Non-Selling Shareholder's failure to timely deliver notice of exercise pursuant to this Section 2(c)(iii) shall be deemed a waiver of such Non-Selling Shareholder's right to purchase hereunder. Each Non-Selling Shareholder who elected to purchase their full pro rata portion may thereafter elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by each Non-Selling Shareholder) of the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) and (iii) hereof.

(iv) *Purchase Price*. The purchase price for the Offered Shares shall be paid to the Selling Shareholder at such time as the parties agree, or if they cannot agree, within ninety (90) days following the receipt of the Transfer Notice.

(v) *Non-Exercise of Rights*. If the Corporation and the Non-Selling Shareholders have not exercised their rights to purchase all of the Offered Shares within the time periods specified in this Section 2, the Selling Shareholder shall, subject to the rights set forth in Section 4 hereof, have a period of thirty (30) days from the expiration Shareholder Notice Period (or, if later, thirty (30) days from delivery of the last Tag-Along Election Notice (as defined below)) in which to sell the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) or (iii) hereof, upon terms and conditions no more favorable than those specified in the Transfer Notice to the transferee(s) identified in the Transfer Notice. In the event the Selling Shareholder does not consummate the sale or disposition of the Offered Shares within such applicable period, the first refusal rights of this Section 2 shall continue to be applicable to any subsequent disposition of the Offered Shares by the Selling Shareholder in accordance with the terms of this Agreement.

(d) Transfers in Violation of Agreement. A Transfer of the shares of Common Stock not made in conformance with this Agreement shall be null and void, and shall not be recorded on the books and records of the Corporation.

3. Drag-Along.

(a) Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "**Majority Shareholders**") desire to sell shares of Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "**Sale**"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "**Minority Shareholders**") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non-competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(b) Sale Notice. The Majority Shareholders shall give notice of their intention to exercise the drag-along rights granted hereunder(a "**Sale Notice**") to all Minority Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Sale Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock. The Corporation and each Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

4. Tag-Along. In the event of a Sale which does not include a Sale Notice exercising the drag-along rights set forth in Section 3 above, then each Minority Shareholder owning shares of Voting Common Stock (a "**Tag-along Shareholder**") shall have a right to sell a proportionate number of such Tag-along Shareholder's shares of Common Stock of the class of share proposed to be included in the Sale to the proposed transferee under terms and conditions that are not

materially less favorable than those offered to the Majority Shareholders as part of such transferee's acquisition of the shares of Common Stock ("**Tag-along Right**").

(a) Tag-Along Notice. The Majority Shareholders shall give notice of their intention to carry out the Sale (a "**Tag-along Notice**") to all Tag-along Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Tag-along Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock.

(b) Election of Tag-along Right. Each Tag-along Shareholder shall have a period of ten (10) days from delivery of the Tag-along Notice to deliver a written notice (an "**Tag-along Election Notice**") of such Tag-along Shareholder's election to sell all or any portion of the shares of Common Stock owned by such Tag-along Shareholder, up to a number of whole shares equal to the product obtained by multiplying (x) the total shares of Common Stock proposed to be transferred in the Sale by (y) a fraction, the numerator of which is the number of shares of Common Stock of the class proposed to be transferred in the Sale owned by such Tag-along Shareholder immediately prior to the time of the Sale, and the denominator of which is the aggregate total number of shares of Common Stock of the class proposed to be transferred in the Sale owned by the Majority Shareholders and all Tag-along Shareholders exercising a Tag-along Right (the "**Co-Selling Shareholders**") immediately prior to the time of the Sale (the "**Co-Sale Shares**"), rounded down to the next lowest whole number. Such election shall be irrevocable and each Majority Shareholder and each Co-Selling Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

(c) Tag-along Procedure. If a proposed transferee of the Offered Shares refuses to conclude a transfer of Co-Sale Shares validly attempted under this Agreement, the Majority Shareholders may nonetheless conclude the Sale, and shall, immediately upon receipt of the consideration due for such shares of Common Stock, transfer and assign to the Co-Selling Shareholder(s) the respective amount of consideration that each would have received upon conclusion of the exercise of such Shareholder's Tag-along Right. In exchange therefor, each Co-Selling Shareholder shall transfer and assign to the Majority Shareholders the Co-Sale Shares that such Co-Selling Shareholder would have sold to the proposed transferee pursuant to such Co-Selling Shareholders Tag-along Election Notice. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with the transfer and assignment of Co-Sale Shares pursuant to this Section 4(c), then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(d) Transfer to Corporation Excluded. For clarification, no Shareholder may exercise a Tag-along Right with respect to any redemption of shares of Common Stock by the Corporation.

5. Legend. In addition to any other legends required pursuant to the Corporation's Articles of Incorporation or Bylaws or otherwise, all certificates for outstanding stock of the Corporation shall bear a legend thereon, in form and substance as follows:

> "This certificate and the shares of stock and all rights thereby represented are subject to the terms, provisions, and conditions of a Shareholder Agreement dated January 31, 2020, and may not be sold or transferred except in accordance with the terms and provisions of such Agreement, a copy of which is on file at the office of the Corporation."

6. Transferees. In the event of the issuance of any shares of Common Stock subsequent to the date of this Agreement, or the transfer in any manner of shares of Common Stock by a Shareholder to any permitted transferee, the Corporation and each such Shareholder agree he, she or it shall obtain, as a condition to and upon issuance or transfer, the written consent and undertaking of the new Shareholder or the transferee to become a party to and be bound by the terms of this Agreement and to the placing of the legend required by Section 5 hereof upon the certificate representing such shares of Common Stock, and the consent of the spouse of the new Shareholder or transferee, if married, pursuant to the consent of spouse attached hereto as Exhibit A. No transfer of shares of Common Stock may occur absent such written consent and undertaking of the new Shareholder or transferee and any spouse of such new Shareholder or transferee.

7. Termination Events. This Agreement shall terminate upon the earliest to occur of any one of the following events:

(a) The liquidation, dissolution or indefinite cessation of the business operations of the Corporation;

(b) The execution by the Corporation of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Corporation;

(c) A firm commitment underwritten public offering by the Corporation of shares of its Common Stock pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (a "**Qualified IPO**");

(d) The sale, conveyance or disposal of all or substantially all of the Corporation's property or business or the Corporation's merger with or into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) in which the Corporation is not the survivor, *provided* that this Subsection 7(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation;

(e) The written agreement of the holders of all of the outstanding shares of Voting Common Stock; or

(f) With respect to any one Shareholder, upon the disposition by such Shareholder of all the shares of Common Stock that he, she or it then owns, in accordance with the terms and provisions of this Agreement.

8. Miscellaneous.

(a) Waiver. The application of any of the provisions of this Agreement may be waived by the written agreement of the holders of not less than a majority of the shares of Voting Common Stock; *provided*, that such waiver shall be effective only for the limited purpose set forth in such written agreement; and *provided further* that no waiver of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such waiver would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders.

(b) Copy of Agreement. A copy of this Agreement shall at all times be kept in the principal office of the Corporation.

(c) Notice. Any notice required or permitted hereunder shall be given in writing either by personal delivery, mail or facsimile transmission. The date upon which any such notice is so personally delivered, or, if such notice is given by mail or facsimile transmission, the date upon which it is received by the addressee shall be deemed to be the effective date of such notice. Notices shall be sent to Shareholders using the addresses or fax numbers appearing below each party's name on the signature page of the Agreement. Notices mailed or delivered to the Corporation shall be sent using the address of the Corporation's principal office. Any party to this Agreement may from time to time change that party's notice address or fax number by written notice sent to all parties in accordance with this Subsection 8(c).

(d) Specific Performance. The shares of Common Stock of the Corporation cannot be readily purchased or sold in the open market, and for that reason, among others, the Shareholders and the Corporation will be irreparably damaged in the event that this Agreement is not specifically enforced. If a Shareholder so required under this Agreement fails to give a notice, make an offer, sell shares, or obtain written consent, or if a Shareholder fails to accurately disclose the terms and conditions of any bona fide offer or the identity of the offeror pursuant to Sections 2, 3 or 4 hereof, then, in any such event, the Corporation may institute and maintain a proceeding to compel the specific performance of this Agreement, without necessity of posting bond. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity which the Shareholder or the Corporation may have.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs, and legatees of the parties hereto.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) Modifications. This Agreement contains the entire agreement between the parties hereto relating to the subject matter hereof. Except as otherwise provided herein, this Agreement may be altered, amended or terminated only by a writing executed by the holders of not less than a majority of the shares of Voting Common Stock; *provided*, that no alteration or amendment of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such alternation or amendment would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders. Neither the Corporation nor any Shareholder shall have any vested rights in this Agreement that may not be modified through an amendment to this Agreement.

(h) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) Further Acts. Each party agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

(j) Dispute Resolution.

(i) Mediation. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, shall first be submitted to mediation, which shall focuses on the needs of everyone concerned and seek to solve problems cooperatively, with an emphasis on dialogue and accommodation. The goal of the mediation shall be to preserve and enhance relationships by developing a mutually acceptable agreement that will fulfill the needs of everyone concerned. A Shareholder desiring mediation may begin the process by giving the other Shareholders a written request to mediate, which shall describe the issues involved and invite the other Shareholders to join with the Shareholder giving the request to name a mutually agreeable mediator and a time frame for the mediation. The Shareholders and the mediator may adopt any procedural format that is appropriate for the particular dispute. The contents of all discussions during the mediation shall be confidential and nondiscoverable in any subsequent arbitration or litigation. If the Shareholders can agree upon a mutually acceptable agreement, such agreement shall be reduced to writing and signed by all Shareholders, and the dispute shall be deemed to have ended. If the result of the mediation is a recognition that the dispute cannot be successfully mediated, or if any Shareholder refuses to mediate or to name a mutually acceptable mediator and time frame for mediation within a period of time that is reasonable considering the urgency of the disputed matter, then any Shareholder who desires dispute resolution shall seek arbitration.

(ii) Arbitration. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, which have not been settled by mediation shall be resolved by binding arbitration in Seattle, Washington, in accordance with the arbitration rules of the American Arbitration Association that

are in effect at the time the arbitration is initiated, and judgment upon the award rendered pursuant to such arbitration may be entered in any court having jurisdiction thereof. In the event of any such arbitration, the prevailing party shall be entitled to recover reasonable costs and attorney fees as fixed by the arbitrator. Nothing herein, however, shall prevent a Shareholder or the Corporation from resorting to a court of competent jurisdiction in instances where injunctive relief may be appropriate or for the purposes of enforcing the provisions of Sections 1 and 2 of this Agreement.

(k) Applicable Law/Venue. This Agreement and its validity, construction, and performance shall be governed by the laws of the State of Washington, without giving effect to its choice of law principles. The exclusive venue for any action brought under this Agreement shall be in the courts of the State of Washington, located in King County, and the parties to this Agreement consent to the exclusive jurisdiction of such courts.

(l) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(m) Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. The an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include" and "including" shall mean "include" or "including" "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

(n) Spousal Interest in Shares of Common Stock. To the extent that any shares of Common Stock of a Shareholder constitute the community property of the Shareholder and his or her spouse, the Shareholder shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement, by executing a spousal consent in the form attached hereto as Exhibit A. If a Shareholder marries or remarries subsequent to the Effective Date of this Agreement, the Shareholder shall obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage.

[*signature page follows*]

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

BIG DERBY DISTILLING COMPANY
a Washington corporation

By:___________________________________
Name: Jason D. Parker
Its: President

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

SHAREHOLDERS:

If an entity:

____
(print entity name)

By: _________________________________

Print Name: __________________________

Title: ________________________________

Address for Notice:

____

____

If an individual:

By: _________________________________

Print Name: __________________________

Address for Notice:

____

____

SCHEDULE A

VOTING COMMON SHAREHOLDERS
(as of January 31, 2020)

SHAREHOLDER/ADDRESS	SHARES OF VOTING COMMON STOCK	PERCENTAGE OF VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
Jason D. Parker 4113 54th Ave SW Seattle, WA 98116	2,000,000	9.94%	9.94%
Big Derby Distilling Company 401(k) Plan F/B/O Jason Parker PO Box 16468 Seattle, WA 98116	6,474,547	32.17%	32.17%
Michah L. Nutt 946 20th Ave E Seattle, WA 98112	8,474,547	42.10%	42.10%
Kathleen Humphrey 4113 54th Ave SW Seattle, WA 98116	160,000	0.79%	0.79%
Jeffrey Kanof 708 N I Street Tacoma, WA 98403	3,019,245	15.00%	15.00%
TOTAL	**20,128,339**	**100.00%**	**100.00%**

NON-VOTING COMMON SHAREHOLDERS
(as of January 31, 2019)

SHAREHOLDER/ADDRESS	SHARES OF NON-VOTING COMMON STOCK	PERCENTAGE OF NON-VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
TOTAL			

EXHIBIT A

BIG DERBY DISTILLING COMPANY

SHAREHOLDER AGREEMENT

CONSENT OF SPOUSE

I, ______________________________, spouse of ___________________________, have read and approve the foregoing First Amended and Restated Shareholder Agreement of Big Derby Distilling Company (the "**Agreement**"). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney-in-fact with respect to the amendment of or the exercise of any rights under the Agreement and agree to be bound by the provisions of the Agreement insofar as I may have any rights in the Agreement or any shares of Common Stock issued pursuant thereto under the community property laws of the state of Washington or similar laws relating to marital property in effect in the state of our residence as of the date of the Agreement. I have been informed of my right to obtain independent legal counsel concerning this Agreement and the rights and obligations provided for in this Agreement, and by execution of this Agreement, acknowledge having either obtained such independent counsel or having waived the same.

____
(Signature)

____
(Printed Name)

BIG DERBY DISTILLING COMPANY
SECOND AMENDED AND RESTATED
SHAREHOLDER AGREEMENT

This Second Amended and Restated Shareholder Agreement (this "**Agreement**") is made as of this 19th day of July, 2021 (the "**Effective Date**"), by and among the holders of Voting Common Stock (as defined below) (the "**Voting Common Shareholders**"), the holders of Non-Voting Common Stock (as defined below) (the "**Non-Voting Common Shareholders**" and collectively with the Voting Common Shareholders, the "**Shareholders**"), and Big Derby Distilling Company, a Washington corporation (the "**Corporation**"). The Shareholders as of the Effective Date are listed on Schedule A attached hereto, which shall be updated by the Corporation's Board of Directors upon admission of new Shareholders or the transfer of shares of Common Stock (as defined below) on the terms hereof.

RECITALS

A. The Corporation and the Voting Common Shareholders were party to that certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "**Voting Common Stock**") owned by such Voting Common Shareholders (the "**Original Shareholder Agreement**").

B. On or about January 31, 2020, certain Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "**Non-Voting Common Stock**") pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders, which Non-Voting Common Stock was purchased as part of the Corporation's Wefunder Regulation Crowdfunding financing (the "**Wefunder Financing**").

C. In connection with the Wefunder Financing, the Corporation and the Voting Common Shareholders amended and restated the Original Shareholder Agreement on the terms set forth in that certain First Amended and Restated Shareholder Agreement, dated as of January 31, 2020 (the "**First Amended Shareholder Agreement**").

D. On or about the Effective Date, certain Non-Voting Common Shareholders purchased shares of Non-Voting Common Stock pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders (the "**Purchase Agreements**") as part of the Corporation's StartEngine Regulation Crowdfunding financing.

E. As a condition of the Corporation's execution of the Purchase Agreements, the Corporation and the Voting Common Shareholders have agreed to amend and restate the First Amended Shareholder Agreement on the terms set forth in this Agreement and to add the additional Non-Voting Common Shareholders as parties hereto.

The Shareholders and the Corporation desire to set forth in this Agreement their agreements and understandings regarding the ownership of the shares of Voting Common Stock and Non-Voting Common Stock (collectively, the "**Common Stock**") as described herein.

AGREEMENT

In consideration of the mutual covenants and promises herein contained, the parties agree as follows:

1. Rights to Future Stock Issuances.

1.1 Right of First Offer. Subject to the terms and conditions of this Subsection 1.1 and applicable securities laws, if the Corporation proposes to offer or sell any New Securities (as defined herein) to any Voting Common Shareholder or the immediate family members of such Voting Common Shareholder (the "**Offered Shareholder**"), the Corporation shall concurrently offer New Securities to each other Voting Common Shareholder. A Voting Common Shareholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), of such Voting Common Shareholder ("**Shareholder Beneficial Owners**"); provided that each such affiliate or Shareholder Beneficial Owner agrees to enter into this Agreement as a "**Shareholder**".

(a) For the purpose of this Section 1, "**New Securities**" means, collectively, equity securities of the Corporation, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

(b) The Corporation shall give notice (the "**Offer Notice**") to each Voting Common Shareholder, stating (i) its bona fide intention to offer such New Securities to the Offered Shareholder, (ii) the number of such New Securities to be offered, and (iii) the price (which must be priced at or above fair market value as determined by a professional appraiser) and terms, if any, upon which it proposes to offer such New Securities to the Offered Shareholder.

(c) By notification to the Corporation within twenty (20) days after the Offer Notice is given (the "**Offer Period**"), each Voting Common Shareholder may elect to purchase, at the price (which must be priced at or above fair market value as determined by a professional appraiser) and on the terms specified in the Offer Notice, up to that number of New Securities necessary for such Voting Common Shareholder to maintain beneficial ownership after the sale of New Securities to the Offered Shareholder of the same proportion that the Voting Common Stock then held by such Voting Common Shareholder bears to the total Voting Common Stock of the Corporation then outstanding. The closing of any sale pursuant to this Subsection 1.1(c) and Subsection 1.1 shall occur within ten (10) days following the expiration of the Offer Period.

(d) The right of first offer in this Subsection 1.1 shall not be applicable to (i) Exempted Securities (as defined below), and (ii) shares of common stock issued in a Qualified IPO (as defined below).

(i) For the purpose of this Subsection 1.1(d), "**Exempted Securities**" means any shares of Common Stock issued in connection with:

A. a stock dividend, stock split or any similar recapitalization;

B. the exercise of options or shares of Common Stock actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance is pursuant to the terms of such option or convertible security;

C. the issuance of shares of Common Stock (and/or options or warrants therefor) in connection with mergers, bona fide acquisitions or similar transactions by the Corporation of other entities or substantially all of their assets, in each case as approved by the Corporation's Board of Directors; or

D. a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option or similar equity incentive plans or other compensation agreement.

2. Restrictions on Transfer; Permitted Transfers; Right of First Refusal.

(a) Restrictions on Transfer. Except as permitted by Section 2(b) hereof, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "**Transfer**"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 hereof. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "**Securities Act**"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act.

(b) Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of this Agreement, subject to the limitations set forth in Section 2(a) of this Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 hereof, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

(c) Right of First Refusal. Except for a Transfer pursuant to Section 2(b) hereof, any Transfer (except for a Transfer subject to a Sale Notice (as defined in Section 3(b)

below)) proposed by a Voting Common Shareholder shall comply with the provisions set forth in this Section 2(c) and Section 4:

(i) *Transfer Notice*. If a Voting Common Shareholder (the "**Selling Shareholder**") proposes a Transfer of shares of Voting Common Stock, then the Selling Shareholder shall give the Corporation and the other Voting Common Shareholders (the "**Non-Selling Shareholders**") written notice of its intent to make the Transfer (the "**Transfer Notice**"), which Transfer Notice shall include (A) a description of the shares of Voting Common Stock to be transferred ("**Offered Shares**"); (B) the identity of the prospective transferee(s); and (C) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall also include a copy of any written proposal, term sheet, or other agreement relating to the proposed Transfer.

(ii) *Corporation's Option*. The Corporation shall have an option for a period of twenty (20) days from receipt of the Transfer Notice (the "**Corporation's Notice Period**") to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Corporation may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Corporation's Notice Period as to the number of the Offered Shares it wishes to purchase.

(iii) *Shareholders' Option*. In the event that the Corporation has not exercised its right to purchase all of the Offered Shares, the Non-Selling Shareholders will each have an option for a period of twenty (20) days after the expiration of the Corporation's Notice Period (the "**Shareholder Notice Period**") to elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by the Non-Selling Shareholders) of the remaining Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Non-Selling Shareholders may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Shareholder Notice Period as to the number of the Offered Shares which they wish to purchase. A Non-Selling Shareholder's failure to timely deliver notice of exercise pursuant to this Section 2(c)(iii) shall be deemed a waiver of such Non-Selling Shareholder's right to purchase hereunder. Each Non-Selling Shareholder who elected to purchase their full pro rata portion may thereafter elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by each Non-Selling Shareholder) of the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) and (iii) hereof.

(iv) *Purchase Price*. The purchase price for the Offered Shares shall be paid to the Selling Shareholder at such time as the parties agree, or if they cannot agree, within ninety (90) days following the receipt of the Transfer Notice.

(v) *Non-Exercise of Rights*. If the Corporation and the Non-Selling Shareholders have not exercised their rights to purchase all of the Offered Shares within the time periods specified in this Section 2, the Selling Shareholder shall, subject to the rights set forth in Section 4 hereof, have a period of thirty (30) days from the expiration Shareholder Notice Period (or, if later, thirty (30) days from delivery of the last Tag-Along Election Notice (as defined below)) in which to sell the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) or (iii) hereof, upon terms and conditions no more favorable than those specified in the Transfer

Notice to the transferee(s) identified in the Transfer Notice. In the event the Selling Shareholder does not consummate the sale or disposition of the Offered Shares within such applicable period, the first refusal rights of this Section 2 shall continue to be applicable to any subsequent disposition of the Offered Shares by the Selling Shareholder in accordance with the terms of this Agreement.

(d) Transfers in Violation of Agreement. A Transfer of the shares of Common Stock not made in conformance with this Agreement shall be null and void, and shall not be recorded on the books and records of the Corporation.

3. Drag-Along.

(a) Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "**Majority Shareholders**") desire to sell shares of Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "**Sale**"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "**Minority Shareholders**") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non-competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(b) Sale Notice. The Majority Shareholders shall give notice of their intention to exercise the drag-along rights granted hereunder(a "**Sale Notice**") to all Minority Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Sale Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock. The Corporation and each Shareholder

shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

4. Tag-Along. In the event of a Sale which does not include a Sale Notice exercising the drag-along rights set forth in Section 3 above, then each Minority Shareholder owning shares of Voting Common Stock (a "**Tag-along Shareholder**") shall have a right to sell a proportionate number of such Tag-along Shareholder's shares of Common Stock of the class of share proposed to be included in the Sale to the proposed transferee under terms and conditions that are not materially less favorable than those offered to the Majority Shareholders as part of such transferee's acquisition of the shares of Common Stock ("**Tag-along Right**").

(a) Tag-Along Notice. The Majority Shareholders shall give notice of their intention to carry out the Sale (a "**Tag-along Notice**") to all Tag-along Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Tag-along Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock.

(b) Election of Tag-along Right. Each Tag-along Shareholder shall have a period of ten (10) days from delivery of the Tag-along Notice to deliver a written notice (an "**Tag-along Election Notice**") of such Tag-along Shareholder's election to sell all or any portion of the shares of Common Stock owned by such Tag-along Shareholder, up to a number of whole shares equal to the product obtained by multiplying (x) the total shares of Common Stock proposed to be transferred in the Sale by (y) a fraction, the numerator of which is the number of shares of Common Stock of the class proposed to be transferred in the Sale owned by such Tag-along Shareholder immediately prior to the time of the Sale, and the denominator of which is the aggregate total number of shares of Common Stock of the class proposed to be transferred in the Sale owned by the Majority Shareholders and all Tag-along Shareholders exercising a Tag-along Right (the "**Co-Selling Shareholders**") immediately prior to the time of the Sale (the "**Co-Sale Shares**"), rounded down to the next lowest whole number. Such election shall be irrevocable and each Majority Shareholder and each Co-Selling Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

(c) Tag-along Procedure. If a proposed transferee of the Offered Shares refuses to conclude a transfer of Co-Sale Shares validly attempted under this Agreement, the Majority Shareholders may nonetheless conclude the Sale, and shall, immediately upon receipt of the consideration due for such shares of Common Stock, transfer and assign to the Co-Selling Shareholder(s) the respective amount of consideration that each would have received upon conclusion of the exercise of such Shareholder's Tag-along Right. In exchange therefor, each Co-Selling Shareholder shall transfer and assign to the Majority Shareholders the Co-Sale Shares that such Co-Selling Shareholder would have sold to the proposed transferee pursuant to such Co-Selling Shareholders Tag-along Election Notice. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection

with the transfer and assignment of Co-Sale Shares pursuant to this Section 4(c), then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(d) Transfer to Corporation Excluded. For clarification, no Shareholder may exercise a Tag-along Right with respect to any redemption of shares of Common Stock by the Corporation.

5. Legend. In addition to any other legends required pursuant to the Corporation's Articles of Incorporation or Bylaws or otherwise, all certificates for outstanding stock of the Corporation shall bear a legend thereon, in form and substance as follows:

> "This certificate and the shares of stock and all rights thereby represented are subject to the terms, provisions, and conditions of a Shareholder Agreement dated January 31, 2020, and may not be sold or transferred except in accordance with the terms and provisions of such Agreement, a copy of which is on file at the office of the Corporation."

6. Transferees. In the event of the issuance of any shares of Common Stock subsequent to the date of this Agreement, or the transfer in any manner of shares of Common Stock by a Shareholder to any permitted transferee, the Corporation and each such Shareholder agree he, she or it shall obtain, as a condition to and upon issuance or transfer, the written consent and undertaking of the new Shareholder or the transferee to become a party to and be bound by the terms of this Agreement and to the placing of the legend required by Section 5 hereof upon the certificate representing such shares of Common Stock, and the consent of the spouse of the new Shareholder or transferee, if married, pursuant to the consent of spouse attached hereto as Exhibit A. No transfer of shares of Common Stock may occur absent such written consent and undertaking of the new Shareholder or transferee and any spouse of such new Shareholder or transferee.

7. Termination Events. This Agreement shall terminate upon the earliest to occur of any one of the following events:

(a) The liquidation, dissolution or indefinite cessation of the business operations of the Corporation;

(b) The execution by the Corporation of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Corporation;

(c) A firm commitment underwritten public offering by the Corporation of shares of its Common Stock pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (a "**Qualified IPO**");

(d) The sale, conveyance or disposal of all or substantially all of the Corporation's property or business or the Corporation's merger with or into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) in which the Corporation is not the survivor, *provided* that this Subsection 7(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation;

(e) The written agreement of the holders of all of the outstanding shares of Voting Common Stock; or

(f) With respect to any one Shareholder, upon the disposition by such Shareholder of all the shares of Common Stock that he, she or it then owns, in accordance with the terms and provisions of this Agreement.

8. Miscellaneous.

(a) Waiver. The application of any of the provisions of this Agreement may be waived by the written agreement of the holders of not less than a majority of the shares of Voting Common Stock; *provided*, that such waiver shall be effective only for the limited purpose set forth in such written agreement; and *provided further* that no waiver of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such waiver would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders.

(b) Copy of Agreement. A copy of this Agreement shall at all times be kept in the principal office of the Corporation.

(c) Notice. Any notice required or permitted hereunder shall be given in writing either by personal delivery, mail or facsimile transmission. The date upon which any such notice is so personally delivered, or, if such notice is given by mail or facsimile transmission, the date upon which it is received by the addressee shall be deemed to be the effective date of such notice. Notices shall be sent to Shareholders using the addresses or fax numbers appearing below each party's name on the signature page of the Agreement. Notices mailed or delivered to the Corporation shall be sent using the address of the Corporation's principal office. Any party to this Agreement may from time to time change that party's notice address or fax number by written notice sent to all parties in accordance with this Subsection 8(c).

(d) Specific Performance. The shares of Common Stock of the Corporation cannot be readily purchased or sold in the open market, and for that reason, among others, the Shareholders and the Corporation will be irreparably damaged in the event that this Agreement is not specifically enforced. If a Shareholder so required under this Agreement fails to give a notice, make an offer, sell shares, or obtain written consent, or if a Shareholder fails to accurately disclose the terms and conditions of any bona fide offer or the identity of the offeror pursuant to Sections 2, 3 or 4 hereof, then, in any such event, the Corporation may institute and maintain a proceeding to compel the specific performance of this Agreement, without necessity of posting bond. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity which the Shareholder or the Corporation may have.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs, and legatees of the parties hereto.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) Modifications. This Agreement contains the entire agreement between the parties hereto relating to the subject matter hereof. Except as otherwise provided herein, this Agreement may be altered, amended or terminated only by a writing executed by the holders of not less than a majority of the shares of Voting Common Stock; *provided*, that no alteration or amendment of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such alternation or amendment would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders. Neither the Corporation nor any Shareholder shall have any vested rights in this Agreement that may not be modified through an amendment to this Agreement.

(h) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) Further Acts. Each party agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

(j) Dispute Resolution.

(i) Mediation. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, shall first be submitted to mediation, which shall focuses on the needs of everyone concerned and seek to solve problems cooperatively, with an emphasis on dialogue and accommodation. The goal of the mediation shall be to preserve and enhance relationships by developing a mutually acceptable agreement that will fulfill the needs of everyone concerned. A Shareholder desiring mediation may begin the process by giving the other Shareholders a written request to mediate, which shall describe the issues involved and invite the other Shareholders to join with the Shareholder giving the request to name a mutually agreeable mediator and a time frame for the mediation. The Shareholders and the mediator may adopt any procedural format that is appropriate for the particular dispute. The contents of all discussions during the mediation shall be confidential and nondiscoverable in any subsequent arbitration or litigation. If the Shareholders can agree upon a mutually acceptable agreement, such agreement shall be reduced to writing and signed by all Shareholders, and the dispute shall be deemed to have ended. If the result of the mediation is a recognition that the dispute cannot be successfully mediated, or if any Shareholder refuses to mediate or to name a mutually acceptable mediator and time frame for mediation within a period

of time that is reasonable considering the urgency of the disputed matter, then any Shareholder who desires dispute resolution shall seek arbitration.

(ii) Arbitration. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, which have not been settled by mediation shall be resolved by binding arbitration in Seattle, Washington, in accordance with the arbitration rules of the American Arbitration Association that are in effect at the time the arbitration is initiated, and judgment upon the award rendered pursuant to such arbitration may be entered in any court having jurisdiction thereof. In the event of any such arbitration, the prevailing party shall be entitled to recover reasonable costs and attorney fees as fixed by the arbitrator. Nothing herein, however, shall prevent a Shareholder or the Corporation from resorting to a court of competent jurisdiction in instances where injunctive relief may be appropriate or for the purposes of enforcing the provisions of Sections 1 and 2 of this Agreement.

(k) Applicable Law/Venue. This Agreement and its validity, construction, and performance shall be governed by the laws of the State of Washington, without giving effect to its choice of law principles. The exclusive venue for any action brought under this Agreement shall be in the courts of the State of Washington, located in King County, and the parties to this Agreement consent to the exclusive jurisdiction of such courts.

(l) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(m) Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. The an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include" and "including" shall mean "include" or "including" "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

(n) Spousal Interest in Shares of Common Stock. To the extent that any shares of Common Stock of a Shareholder constitute the community property of the Shareholder and his or her spouse, the Shareholder shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement, by executing a spousal consent in the form attached hereto as Exhibit A. If a Shareholder marries or remarries subsequent to the Effective Date of this Agreement, the Shareholder shall obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage.

[*signature page follows*]

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

BIG DERBY DISTILLING COMPANY
a Washington corporation

By:_________________________________
Name: Jason D. Parker
Its: President

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

SHAREHOLDERS:

If an entity:

____
(print entity name)

By: ________________________________

Print Name: __________________________

Title: _______________________________

Address for Notice:

____

____

If an individual:

By: ________________________________

Print Name: __________________________

Address for Notice:

____

____

SCHEDULE A

VOTING COMMON SHAREHOLDERS
(as of July 19, 2021)

SHAREHOLDER/ADDRESS	SHARES OF VOTING COMMON STOCK	PERCENTAGE OF VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
Jason D. Parker 4113 54th Ave SW Seattle, WA 98116	2,000,000	9.94%	9.94%
Big Derby Distilling Company 401(k) Plan F/B/O Jason Parker PO Box 16468 Seattle, WA 98116	6,474,547	32.17%	32.17%
Michah L. Nutt 946 20th Ave E Seattle, WA 98112	8,474,547	42.10%	42.10%
Kathleen Humphrey 4113 54th Ave SW Seattle, WA 98116	160,000	0.79%	0.79%
Jeffrey Kanof 708 N I Street Tacoma, WA 98403	3,019,245	15.00%	15.00%
TOTAL	**20,128,339**	**100.00%**	**90.99%**

NON-VOTING COMMON SHAREHOLDERS
(as of July 19, 2021)

SHAREHOLDER/ADDRESS	SHARES OF NON-VOTING COMMON STOCK	PERCENTAGE OF NON-VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
TOTAL	**1,992,258**	**100.00%**	**9.01%**

EXHIBIT A

BIG DERBY DISTILLING COMPANY

SHAREHOLDER AGREEMENT

CONSENT OF SPOUSE

I, ______________________________, spouse of ___________________________, have read and approve the foregoing Second Amended and Restated Shareholder Agreement of Big Derby Distilling Company (the "**Agreement**"). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney-in-fact with respect to the amendment of or the exercise of any rights under the Agreement and agree to be bound by the provisions of the Agreement insofar as I may have any rights in the Agreement or any shares of Common Stock issued pursuant thereto under the community property laws of the state of Washington or similar laws relating to marital property in effect in the state of our residence as of the date of the Agreement. I have been informed of my right to obtain independent legal counsel concerning this Agreement and the rights and obligations provided for in this Agreement, and by execution of this Agreement, acknowledge having either obtained such independent counsel or having waived the same.

____
(Signature)

____
(Printed Name)